UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
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         For Period Ended:   December 31, 2001
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                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR


Read instruction (on back page) Before Preparing Form.  Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.


PART I - REGISTRANT INFORMATION

Genesis Capital Corporation of Nevada. Inc.
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Full Name of Registrant

Former Name if Applicable

2921 NW 6th Avenue
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Address of Principal Executive Officer (Street and Number)

Miami, Florida 33127
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|       (a)    The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

   |X|       (b)    The subject annual report, semi-annual report,
                    transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form
                    N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_|       (c)    The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Registrant's outside accountants have not completed their examination of the company's financial statments. The report is expected to be filed within five days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Robert C. Laskowski              (503)            241-0780
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                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                            [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes        [X] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   Genesis Capital Corporation of Nevada. Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 13, 2002                   By  /s/RICHARD ASTROM
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                                          Richard Astrom, President